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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                   Amendment No. 1

                          Nicollet Process Engineering, Inc.
                          ----------------------------------
                                   (Name of Issuer)

                              Common Stock, No Par Value
                              --------------------------
                            (Title of Class of Securities)

                                      654085 10 9
                                      -----------
                                    (CUSIP Number)

                                  Pierce A. McNally
                                   Robert A. Pitner

                                420 North Fifth Street
                               Ford Centre, Suite 1040
                            Minneapolis, Minnesota  55401
                                    (612) 339-7958
                                    --------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   November 7, 1997
                                   ----------------
               (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [X]

                                       1

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                                     SCHEDULE 13D
CUSIP No. 654085 10 9
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
    Pierce A. McNally
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)   [   ]
    (b)   [ X ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    PF
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)    [   ]

-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-------------------------------------------------------------------------------
                     7)   SOLE VOTING POWER
                                -0-
                     ----------------------------------------------------------
                     8)   SHARED VOTING POWER
NUMBER OF                    597,828 (1)
SHARES               ----------------------------------------------------------
BENEFICIALLY         9)   SOLE DISPOSITIVE POWER
OWNED BY EACH                261,828 (2)
REPORTING            ----------------------------------------------------------
PERSON               10)   SHARED DISPOSITIVE POWER
WITH                            -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 617,828 (3)
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [X]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.7%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------------------
(1) Includes 77,500 shares of Common Stock beneficially owned by Robert A. Pitner who shares voting power with Mr. McNally regarding the election of a director of the Company pursuant to a letter agreement dated as of November 7,
1997.  See "Item 4 -- Purpose of Transaction."  Also includes:   (i) 74,000
shares of Common Stock issuable to Mr. McNally upon the exercise of outstanding stock options; and (ii) 258,500 shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options. Does not include: (i) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest; and (ii) 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest.

(2) Includes 74,000 shares of Common Stock issuable to Mr. McNally upon the exercise of outstanding stock options. Does not include: (i) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters as to which Mr. McNally disclaims any

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beneficial interest; and (ii) 16,000 shares of Common Stock held by Mr.
McNally's wife as custodian for the benefit of their daughters as to which Mr. McNally disclaims any beneficial interest.

(3) Includes 77,500 shares of Common Stock beneficially owned by Robert A. Pitner who shares voting power with Mr. McNally regarding the election of a director of the Company pursuant to a letter agreement dated as of November 7,
1997.  See "Item 4 -- Purpose of Transaction."  Also includes:   (i) 74,000
shares of Common Stock issuable to Mr. McNally upon the exercise of outstanding stock options; and (ii) 258,500 shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options. Also includes: (i) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest; and (ii) 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest.


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                                     SCHEDULE 13D
CUSIP No. 654085 10 9
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
    Robert A. Pitner
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)   [   ]
    (b)   [ X ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    PF
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)    [   ]

-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-------------------------------------------------------------------------------
                     7)   SOLE VOTING POWER
                                -0-
                     ----------------------------------------------------------
                     8)   SHARED VOTING POWER
NUMBER OF                    597,828 (1)
SHARES               ----------------------------------------------------------
BENEFICIALLY         9)   SOLE DISPOSITIVE POWER
OWNED BY EACH                336,000 (2)
REPORTING            ----------------------------------------------------------
PERSON               10)   SHARED DISPOSITIVE POWER
WITH                            -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 617,828 (3)
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [X]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.7%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------------------

(1) Includes 187,828 shares of Common Stock beneficially owned by Pierce A. McNally who shares voting power with Mr. Pitner regarding the election of a director of the Company pursuant to a letter agreement dated as of November 7,
1997.  See "Item 4 -- Purpose of Transaction."  Also includes:   (i) 258,500
shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options; and (ii) 74,000 shares of Common Stock issuable to Mr. McNally upon the exercise of outstanding stock options. Does not include: (i) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest; and (ii) 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest.

(2) Includes 258,500 shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options.

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(3) Includes 187,828 shares of Common Stock beneficially owned by Pierce A.
McNally who shares voting power with Mr. Pitner regarding the election of a director of the Company pursuant to a letter agreement dated as of November 7,
1997.  See "Item 4 -- Purpose of Transaction."  Also includes:   (i) 258,500
shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options; and (ii) 74,000 shares of Common Stock issuable to Mr. McNally upon the exercise of outstanding stock options. Also includes: (i) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest; and (ii) 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest.

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                                     SCHEDULE 13D

    Pursuant to Rule 13d-2(c), this Amendment No. 1 amends Mr. McNally's
Schedule 13G and Mr. Pitner's Schedule 13G each dated February 12, 1997.

ITEM 1.  SECURITY AND ISSUER.

    The securities to which this statement relates are the common stock, no par value ("Common Stock"), of Nicollet Process Engineering, Inc., a Minnesota corporation (the "Company"), whose principal executive offices are located at 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota 55401.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c)  This Statement is being filed on behalf of Pierce A. McNally and Robert
A. Pitner (the "Reporting Persons" or individually the "Reporting Person") with respect to the acquisition of 50,000 shares by Mr. McNally and 16,667 shares by Mr. Pitner (collectively, the "Acquired Shares") of Common Stock from the Company. The names, addresses, and present principal occupation of each Reporting Person are as follows:

    1.     Name:                   Pierce A. McNally
           Address:                c/o Nicollet Process Engineering, Inc.
                                   Ford Centre, Suite 1040
                                   420 North Fifth Street
                                   Minneapolis, Minnesota 55401

           Principal Occupation:   Chairman of the Board
                                   Nicollet Process Engineering, Inc.
                                   Ford Centre, Suite 1040
                                   420 North Fifth Street
                                   Minneapolis, Minnesota 55401

    2.     Name:                   Robert A. Pitner
           Address:                c/o Nicollet Process Engineering, Inc.
                                   Ford Centre, Suite 1040
                                   420 North Fifth Street
                                   Minneapolis, Minnesota 55401

           Principal Occupation:   President and Chief Executive Officer
                                   Nicollet Process Engineering, Inc.
                                   Ford Centre, Suite 1040
                                   420 North Fifth Street
                                   Minneapolis, Minnesota 55401

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    (d)-(e)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Messrs. McNally and Pitner each paid $0.60 per share for his respective portion of the Acquired Shares. Mr. McNally paid for his portion of the Acquired Shares from his own personal funds. Mr. Pitner borrowed $10,000 to purchase his portion of the Acquired Shares from the Company pursuant to a promissory note that is due and payable on December 15, 1997. The note bears interest at a rate of 5% per annum.

ITEM 4.  PURPOSE OF TRANSACTION.

    On November 7, 1997, the Company entered into certain Subscription Agreements dated November 7, 1997, (the "Subscription Agreements") with certain investors (collectively, the "Investors"), pursuant to which the Investors agreed to purchase an aggregate of 1,166,667 shares of Common Stock of the Company at purchase price of $0.60 per share. As a condition to the Investors' purchase of such shares, certain directors of the Company, including the Reporting Persons, were required to purchase an aggregate of 100,000 shares of Common Stock of the Company at a purchase price of $0.60 per share. The Acquired Shares to which this statement relates were acquired by the Reporting Persons in connection with the Subscription Agreements.

    In connection with the Subscription Agreements, the Company agreed to allow Andrew K. Boszhardt, Jr., or his designee, to nominate one director (such nominee, the "Boszhardt Nominee") for election as a member of the Board of Directors of the Company at each annual meeting of shareholders or any other meeting at which directors are elected (such director, the "Boszhardt Director"). The Company agreed to use its good faith, reasonable efforts to ensure that the Boszhardt Director will continue as a member of the Board of Directors for such period as the Investors and/or any affiliates of Mr. Boszhardt own, in the aggregate, beneficially and of record not less than 500,000 shares of Common Stock of the Company (the "Minimum Holding Period").

    Additionally, in connection with the Subscription Agreements, the Reporting Persons entered into a Letter Agreement dated November 7, 1997 with Andrew K. Boszhardt, Jr., pursuant to which the Reporting Persons agreed to vote all of the shares of Common Stock held by them to elect Mr. Boszhardt, or his nominee, as a member of the Board of Directors of the Company for such Minimum Holding Period.

                                       7

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of November 7, 1997, unless otherwise noted, by each Reporting Person.

                                    Shares of Common Stock
           Name                      Beneficially Owned(1)
           ----                     ----------------------
                                  Amount               Percent of
                                  ------                Class(2)
                                                       ----------

    Pierce A. McNally            617,828 (3)             12.7%

    Robert A. Pitner             617,828 (4)             12.7%

-----------------

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, whether by the exercise of options or warrants, are deemed outstanding in determining the amount and person owned by such person or group.

(2) For purposes of calculating the percent of class for each person or group, all rights to acquire Common Stock within 60 days, whether by the exercise of options or warrants, are deemed outstanding for such person or group. Such rights to acquire Common Stock are not, however, deemed to be outstanding for the purpose of computing the percentage of the class by any other person or group.

(3) Includes 77,500 shares of Common Stock beneficially owned by Robert A. Pitner who shares voting power with Mr. McNally regarding the election of a director of the Company pursuant to a letter agreement dated November 7,
    1997.  See "Item 4 -- Purpose of Transaction."  Also includes:   (i) 74,000
    shares of Common Stock issuable to Mr. McNally upon the exercise of outstanding stock options; (ii) 258,500 shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options; (iii) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest; and (iv) 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest.

(4) Includes 187,828 shares of Common Stock beneficially owned by Pierce A. McNally who shares voting power with Mr. Pitner regarding the election of a director of the Company pursuant to a letter agreement dated November 7,
    1997.  See "Item 4 -- Purpose of Transaction."  Also includes:   (i)
    258,500 shares of Common Stock issuable to Mr. Pitner upon the exercise of outstanding stock options; (ii) 74,000 shares of Common

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    Stock issuable to Mr. McNally upon the exercise of outstanding stock options; (iii) 4,000 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest; and (iv) 16,000 shares of Common Stock held by Mr. McNally's wife as custodian for the benefit of their daughters but as to which Mr. McNally disclaims any beneficial interest.

-------------
        (c) Other than as described in Item 4 above, during the past 60 days, the Reporting Persons have not effected any other transactions in any shares of the Company's Common Stock.

    (d)-(e)  Items 5(d) and (e) are inapplicable to the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    In connection with the Subscription Agreements, the Reporting Persons entered into a Letter Agreement dated November 7, 1997 with Andrew K. Boszhardt, Jr., pursuant to which the Reporting Persons agreed to vote all of the shares of Common Stock held by them to elect Mr. Boszhardt, or his nominee, as a member of the Board of Directors of the Company for such Minimum Holding Period.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

   Exhibit 1 Form of Subscription Agreement dated November 7, 1997 by and among Nicollet Process Engineering, Inc. and certain investors.

   Exhibit 2 Letter Agreement dated November 7, 1997 by and among Pierce A. McNally, Robert A. Pitner and Andrew K. Boszhardt, Jr.

   Exhibit 3 Promissory Note, dated November 7, 1997 payable to the Company be Robert A. Pitner in the principal amount of $10,000.

   Exhibit 4 Subscription Agreement dated September 30, 1997 from Pierce A. McNally.

   Exhibit 5   Subscription Agreement dated October 10, 1997 from Robert A.
               Pitner.

   Exhibit 6   Letter dated November 11, 1997 from Pierce A. McNally and Robert
               A. Pitner to the Company.

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                                      SIGNATURES

    After reasonable inquiry and to the best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Robert A. Pitner
                                           ----------------------------------
November 11, 1997                          Robert A. Pitner


                                           /s/ Pierce A. McNally
                                           ----------------------------------
                                           Pierce A. McNally

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                                    EXHIBIT INDEX

Exhibit No.                     Description                    Method of Filing
----------                      -----------                    ----------------
    1        Form of Subscription Agreement dated November
             7, 1997 by and among Nicollet Process              Filed herewith
             Engineering, Inc. and certain investors.           electronically.

    2        Letter Agreement dated November 7, 1997 by         Filed herewith
             and among Pierce A. McNally, Robert A. Pitner      electronically.
             and Andrew K. Boszhardt, Jr.

    3        Promissory Note, dated November 7, 1997 payable
             to the Company by Robert A. Pitner in the          Filed herewith
             principal amount of $10,000.                       electronically.

    4        Subscription Agreement dated September 30, 1997    Filed herewith
             from Pierce A. McNally.                            electronically.

    5        Subscription Agreement dated October 10, 1997      Filed herewith
             from Robert A. Pitner                              electronically.

    6        Letter dated November 11, 1997 from Pierce A.      Filed herewith
             McNally and Robert A. Pitner to the Company        electronically.


                                      11